UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K     [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q     [_] Form N-SAR

For Period Ended: January 31, 2018

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Probility Media Corporation

Full Name of Registrant:

____________________________

Former Name if Applicable

1517 San Jacinto Street

Address of Principal Executive Office (Street and Number)

Houston, TX 77002

City, State, Zip Code

1

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was not able to complete its Form 10-Q for the quarter ended January 31, 2018 on a timely basis. These delays, which could not be eliminated by the Registrant without undue effort or expense, relate to limited Executive and Staff resources of the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Evan Levine	(713)	652-3937
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [_] Yes [X] No   We have not filed form 10-K for the year ended October 31, 2017.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

No, other than the effect of the acquisitions of One Exam Prep, LLC, Premier Purchasing and Marketing Alliance LLC, W Marketing Inc., Cranbury Associates, LLC, Disco Learning Media, Inc., and North American Crane Bureau, Inc.

          Probility Media Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2018	By:	/s/ Evan Levine Evan Levine, President